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                                                                 EXHIBIT 16.1



August 10, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Bright Horizons Family Solutions, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K report of Bright Horizons Family Solutions, Inc. dated August 10, 2005. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the current status of the following: (i) material weaknesses in internal controls over financial reporting or (ii) any remedial actions taken with respect to such material weaknesses.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP